August 8, 2025

Scott Troeller
Chief Executive Officer
OTG Acquisition Corp. I
12003 Cielo Court
Palm Beach Gardens, FL 33418

        Re: OTG Acquisition Corp. I
            Draft Registration Statement on Form S-1
            Submitted July 14, 2025
            CIK No. 0002077010
Dear Scott Troeller:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please describe on the cover page the antidilution adjustments that may result in the issuance of additional securities to the sponsor in connection with any change in the size of the offering. In that regard, we note your disclosure on page 17 and elsewhere that if you increase or decrease the size of the offering you will effect a share capitalization or other mechanism with respect to your Class B ordinary shares so as to maintain the ownership of your sponsor, on an as-converted basis, at approximately
       20% of your issued and outstanding ordinary shares upon consummation of the offering. Please refer to Item 1602(a)(3) of Regulation S-K.
 August 8, 2025
Page 2
Dilution, page 96

2. Your disclosure assumes that no ordinary shares are issued to shareholders of a potential business combination target. Please expand your dilution disclosure to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value between
       $250 million and $1 billion, as stated on page 8 of your prospectus, which is greater than the net proceeds of the offering and the sale of private placement units.
Underwriting, page 191

3. Please revise the underwriter's compensation table to include the private placement units. Please refer to Item 508(e) of Regulation S-K.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Daniel L. Forman, Esq.